   As filed with the Securities and Exchange Commission on September 30, 1997.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------


                                BRIGHTPOINT, INC.
             ----------------------------------------------------
            (Exact name of registrant as specified in its charter)

          DELAWARE                                       35-1778566
---------------------------------           ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
 of incorporation or organization)

6402 CORPORATE DRIVE, INDIANAPOLIS, INDIANA                              46278
-------------------------------------------                           ----------
 (Address of principal executive offices)                             (Zip Code)

                             1996 STOCK OPTION PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

     ROBERT J. LAIKIN, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,
                              BRIGHTPOINT, INC.
                6402 CORPORATE DRIVE, INDIANAPOLIS, INDIANA 46278
--------------------------------------------------------------------------------
                     (Name and address of agent for service)

                                 (317) 297-6100
                                 --------------
          (Telephone number, including area code, of agent for service)


                                    Copy to:
                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174

                         CALCULATION OF REGISTRATION FEE

                                                                   Proposed                 Proposed
                                                                    Maximum                  Maximum
                                                                   Aggregate                Aggregate                Amount of
Title of Securities to be               Amount to be               Price Per                Offering                Registration
Registered                               Registered                Share (1)                Price(1)                    Fee
-------------------------               ------------               ---------                --------                 -----------
Common Stock, par value                   1,875,000                 $15.34                 $28,762,500                $8,715.91
$.01 per share(2)                          shares



----------------------

(1) Estimated solely for the purpose of calculating the registration fee. Calculated pursuant to Rule 457(h)(1) under the Securities Act of 1933, as amended, based upon, as to the outstanding options to purchase 1,820,625 shares of common stock of the registrant being registered herein, the exercise prices thereof. As to the 54,375 shares being registered herein issuable upon exercise of options reserved for future issuance, assumes an exercise price of $41.12, the average of the high and low prices of the common stock of the registrant reported on the Nasdaq National Market on September 24, 1997.

(2) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of shares of the registrant's common stock that may be issued pursuant to the anti-dilution provisions of the registrant's 1996 Stock Option Plan.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.           Plan Information.*

Item 2.           Registrant Information and Employee Plan Annual
                  Information*

                  *Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended, and the Note to Part I of Form S-8.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

                  Item 3.  Incorporation of Documents by Reference.

                  The following documents previously filed by the registrant with the Securities and Exchange Commission (the "Commission") are incorporated by reference in this Registration Statement:

                  (1) The registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

                  (2) Amendment No. 1 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

                  (3) The registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

                  (4) The registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

                  (5) The registrant's Current Report on Form 8-K dated August 6, 1997;

                  (6) The description of the registrant's common stock, par value $.01 per share, contained in the registrant's Registration Statement on Form 8-A declared effective April 7, 1994 and any amendments thereto; and

                  (7) All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective date of filing of such documents. Any statement contained in a document incorporated by reference herein is modified or superseded for all purposes to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which is incorporated by reference modifies or replaces such statement.

                  Item 4.  Description of Securities.

                  Not applicable.

                  Item 5.  Interests of Named Experts and Counsel.

                  A partner of Tenzer Greenblatt LLP holds options to purchase 9,375 shares of the registrant's common stock at an exercise price of $19.40 per share.

                  Item 6.  Indemnification of Directors and Officers.

                  Sections 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

                  Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or
(iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

                  Article TENTH of the registrant's Certificate of Incorporation provides that no director shall be personally liable to the registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such elimination or limitation is prohibited by the Delaware General Corporation Law. In addition, Article NINTH of the registrant's Certificate of Incorporation and Article XX of the By-Laws of the registrant provide in substance that, to the fullest extent permitted by Delaware law, each director and officer shall be indemnified by the registrant against reasonable costs and expenses, including attorneys fees, and any liabilities which may be incurred in connection with any action to which he may be made a party by reason of having been a director or officer of the registrant. The indemnification provided by the registrant's By-Laws is not deemed exclusive of or in any way to limit any other rights which any person seeking indemnification may be entitled.

                  Item 7.  Exemption from Registration Claimed.

                  Not applicable.

                  Item 8.  Exhibits.

Exhibit No.                        Description
-----------                        -----------

     4.1                       Common Stock Certificate (1)

     5                         Opinion of Tenzer Greenblatt LLP

    10.1                       1996 Stock Option Plan (2)

    23.1                       Consent of Ernst & Young LLP

    23.2                       Consent of Coopers & Lybrand L.L.P.

    23.3                       Consent of Tenzer Greenblatt LLP (included in
                               Exhibit 5)

    24.1 Powers of Attorney (included on Signature Page of this Registration Statement)

-----------------------------

(1) Filed as an exhibit to the registrant's registration statement on Form S-1 (33-75148) and incorporated by reference thereto.

(2) Filed as an exhibit to the registrant's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1996 and incorporated by reference thereto.

                  Item 9.  Undertakings.

                  (a)  The undersigned registrant hereby undertakes:

                       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the Prospectus any facts or events arising after the effective date of the prospectus (or the most recent post-effective amendments thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and prices represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be filed with a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
         Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                        (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                        1,315,625 Shares of Common Stock

                               BRIGHTPOINT, INC.


         This Prospectus relates to an offering by certain selling stockholders (the "Selling Stockholders") of an aggregate of up to 1,315,625 shares of Common Stock issuable upon the exercise of options granted under the Company's 1996 Stock Option Plan (the "Plan Options").

         The Common Stock may be offered from time to time by the Selling Stockholders through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders and Plan of Distribution."

         The Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ National Market under the symbol CELL. On September 29, 1997, the closing sale price of the Common Stock as reported by NASDAQ was $43.75.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                              SEE "RISK FACTORS."

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS SEPTEMBER 30, 1997

                             AVAILABLE INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock registered hereunder. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock registered hereunder, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other documents filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by and subject to such reference in all respects.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports and other information, including the Registration Statement and the exhibits and schedules thereto, are also available on the Commission's Web Site at http://www.sec.gov.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

         (b) Amendment No. 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

         (c) Quarterly Report on Form 10-Q for the three-month period ended March 31, 1997;

         (d) Quarterly Report on Form 10-Q for the three-month period ended June 30, 1997;

         (e)     Current Report on Form 8-K dated August 6, 1997; and

         (f) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective April 7, 1994 and any amendments thereto.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Requests should be directed to Mr. Phillip A. Bounsall, Brightpoint, Inc., 6402 Corporate Drive, Indianapolis, Indiana 46278, telephone: (317) 297-6100.

                               PROSPECTUS SUMMARY

                 The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the notes thereto, incorporated by reference herein. Unless the context suggests otherwise, references in this Prospectus to the "Company" or "Brightpoint" mean Brightpoint, Inc., its predecessors, and its subsidiaries. All dollar amounts set forth in this Prospectus are expressed in United States dollars.

                                  THE COMPANY

                 Brightpoint is a leading provider of distribution and value-added logistics services to the wireless communications industry. The Company facilitates the effective and efficient distribution of wireless handsets and related accessories from leading manufacturers, under brand names such as Nokia, Ericsson, Philips, Siemens and Motorola, to network operators, agents, resellers, dealers and retailers in the wireless communications market. The Company's distribution services include purchasing, marketing, selling, warehousing, picking, packing, shipping and "just-in-time" delivery of wireless handsets and accessories. Its value-added logistics services include, among others, inventory management, product fulfillment, kitting and customized packaging, light assembly and end-user support services. The Company is one of the largest dedicated distributors of wireless handsets and accessories in the world, with operations centers and/or sales offices in Australia, China, Hong Kong, the Philippines, South Africa, Sweden, the United Arab Emirates, the United Kingdom and the United States, and provides its services to a customer base of more than 10,000 network operators, manufacturers, agents, resellers, dealers and retailers in over 75 countries and on six continents. The Company's four regional divisions, Asia-Pacific; North America; Europe, Middle East and Africa; and Latin America, accounted for 44%, 31%, 20% and 5%, respectively, of the Company's net sales for the six months ended June 30, 1997.

                 The Company's net sales and pro forma net income have each grown at a compounded annual growth rate of over 50% from 1992 to 1996. For the six months ended June 30, 1997, the Company's net sales and net income were $419.2 million and $10.3 million, respectively, representing increases of 80% and 111%, respectively, when compared to net sales and pro forma net income for the same period in 1996. The Company's growth in net sales has been driven primarily by increases in worldwide demand for wireless handsets and accessories, the Company's expansion into new geographic markets, and its increased market share resulting from strengthening relationships with wireless manufacturers and network operators. The Company's operating margin has also increased, due primarily to its introduction of higher-margin value-added logistics services.

                 In recent years, the markets for wireless communications equipment and services have expanded significantly. From 1995 to 1996, the worldwide number of wireless communications subscribers increased by 52 million, or 60%, to approximately 140 million by the end of 1996. Nonetheless, at the end of 1996, wireless penetration was estimated at a mere 16% of the population within the United States and was still, on average less than 2% of the population outside of the United States, providing both the wireless communications industry and the Company with significant opportunities for growth. According to a leading independent industry research group, the global wireless communications subscriber base is expected to grow by more than 250 million subscribers, to approximately 400 million subscribers, by the end of 2000.

                 In addition to the dramatic increase in subscribers, there are several major trends affecting the wireless communications industry. The number of wireless network operators has increased and is expected to continue to increase as a result of further deregulation within the wireless communications industry, the allocation of additional spectrum frequencies and the introduction of new technological applications such as personal communications services ("PCS"). These new wireless networks are increasingly incorporating digital technologies, which provide greater network capacity, more functionality, improved voice quality and better security/privacy than analog technologies. In addition, incumbent analog cellular network operators are gradually transitioning their networks toward digital systems. With the opportunities presented by a rapidly expanding market for wireless communications equipment, the transition from analog to digital technology, and the further penetration of the mass consumer market, many additional manufacturers are beginning to produce wireless handsets and related accessories. The increased complexity of, and competition, in the wireless communications industry have caused manufacturers, network operators and resellers to focus available internal resources on their core competencies and to outsource more of their product management functions, from distribution to sophisticated wireless logistics services, to specialists such as the Company in an effort to reduce costs, increase productivity and improve quality.

                 The Company's primary strategies for building on its position as a global leader in providing services to the growing wireless communications industry include: (i) capitalizing on the rapidly growing outsourcing demands of wireless equipment manufacturers and network operators by offering them a wide variety of distribution and value-added logistics services; (ii) expanding the Company's worldwide presence through internal growth at existing locations, mergers and acquisitions, joint ventures, other strategic alliances, and start-ups in new locations; (iii) leveraging the Company's experience and expertise with new wireless communications technologies and applications to assist its customers in introducing new products to the market in a timely and effective manner; and (iv) continuously improving and streamlining its systems and processes in terms of quality, time and cost in order to establish itself as the most effective and efficient market channel for wireless communications equipment.

                              RECENT DEVELOPMENTS

                 In August 1997, the Company consummated a public offering of 2,700,000 shares of Common Stock by the Company and an additional 2,100,000 and 200,000 shares of Common Stock on behalf of Robert Picow and Josepeh Forer, respectively. Upon consummation of the offering, Messrs. Picow and Forer, former stockholders of Allied Communications, resigned as members of the Company's Board of Directors pursuant to an agreement with the Company. The Company's proceeds of approximately $76,000,000 (net of estimated expenses) were used to reduce the borrowing outstanding on its line of credit.

                                  THE OFFERING

Securities offered. . . . . . .            1,315,625 shares

Common Stock outstanding
  prior to the offering (1)                25,055,448 shares

Common Stock to be outstanding
  after the offering(2)                    26,371,073 shares

Use of Proceeds . . . . . . . .            Any proceeds received by the Company from time to time upon exercise of the Plan Options will be used for working capital and general corporate purposes.  The Company will not receive any proceeds from any sales of Common Stock by the Selling Stockholders.

Risk Factors  . . . . . . . . .            The securities offered hereby involve a high degree of risk.  See "Risk Factors."

NASDAQ Symbol . . . . . . . . .            CELL
---------------

(1) Does not include (i) an aggregate of 2,797,270 shares of Common Stock reserved, as of August 31, 1997, for issuance upon exercise of outstanding stock options (of which stock options to purchase 390,389 shares were immediately exercisable) and an aggregate of 2,248,277 shares of Common Stock reserved, as of August 31, 1997, for issuance upon exercise of stock options available for future grant, in each case under the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and Non-employee Director Stock Option Plan (collectively, the "Stock Option Plans"), and (ii) 24,140 shares of Common Stock reserved, as of August 31, 1997, for issuance upon exercise of outstanding and immediately exercisable warrants.

(2) Assumes exercise of all of the Plan Options to purchase an aggregate of 1,315,625 shares.

The Company was incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, the Company changed its name to Brightpoint, Inc. The Company's principal executive offices are located at 6402 Corporate Drive, Indianapolis, Indiana 46278, and its telephone number is (317) 297-6100.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT OF INCOME DATA(1):

                                                                                             Six Months
                                               Year Ended December 31,                      Ended June 30,

                                  1992        1993       1994       1995        1996       1996        1997
 Net sales . . . . . . . . .     $96,403    $151,315   $309,227   $419,149    $589,718    $232,856   $419,196

 Cost of sales                    89,580     140,617    290,463    390,950     543,878     216,446    385,180
                                  ------     -------    -------    -------     -------     -------    -------
 Gross profit  . . . . . . .       6,823      10,698     18,764     28,199      45,840      16,410     34,016
 Selling, general and
   administrative expenses .       4,944       7,418     11,095     14,813      20,849       7,767     17,136
                                  ------     -------    -------    -------     -------     -------    -------
 Income from operations  . .       1,879       3,280      7,669     13,386      24,991       8,643     16,880
 Merger expenses . . . . . .          --          --         --         --       2,750       2,750         --
 Net investment gain(2)  . .          --          --         --         --          --          --      1,432
 Interest expense, net . . .          38         103        164      1,383       2,118         623      3,106
                                  ------     -------    -------    -------     -------     -------    -------
 Income before income taxes
   and minority interest . .       1,841       3,177      7,505     12,003      20,123       5,270     15,206
 Income taxes(3) . . . . . .          --          --      1,623      3,838       7,328       1,971      4,540
                                  ------     -------    -------    -------     -------     -------    -------
 Income before minority
   interest  . . . . . . . .       1,841       3,177      5,882      8,165      12,795       3,299     10,666
 Minority interest in
   subsidiaries' earnings. .          --          --         --         --       1,758          --        383
                                  ------     -------    -------    -------     -------     -------    -------
 Net income(2) . . . . . . .      $1,841      $3,177     $5,882     $8,165     $11,037      $3,299    $10,283
                                  ======      ======     ======    =======     =======      ======    =======
 Pro forma net
   income(2)(3)(4) . . . . .      $1,114      $1,928     $4,555     $7,307     $12,622      $4,884    $10,283
                                  ======      ======     ======     ======     =======      ======    =======
 Pro forma net income per
   share(2)  . . . . . . . .       $0.11       $0.19      $0.32      $0.42       $0.58       $0.23      $0.44
                                   =====       =====      =====      =====       =====       =====      =====
 Weighted average common
   shares outstanding  . . .       9,891       9,891     14,276     17,226      21,594      20,809     23,159

 CONSOLIDATED BALANCE SHEET DATA(1)


                                                                                           June 30, 1997
 Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  167,564

 Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           286,157

 Long-term obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            97,831

 Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           110,235
--------------------

(1) On June 7, 1996, the Company completed a merger (the "Allied Merger") with Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc. and Allied Communications of Puerto Rico, Inc. (collectively, "Allied Communications"), which were engaged in substantially the same business as the Company. The transaction was accounted for using the pooling-of-interests method and, accordingly, the Company's Consolidated Financial Statements have been restated to reflect the consolidated balance sheets and consolidated results of operations of both the Company and Allied Communications as if the Allied Merger had been in effect for all periods presented.

(2) During the first quarter of 1997, the Company realized a gain, net of transaction costs, including related bonuses to certain key employees, of approximately $8.3 million on the sale of an equity investment. In addition, the Company recorded $6.9 million of losses relating to other debt and equity investments. Excluding the impact of the resulting net investment gain of $1.4 million and related income taxes, net income and net income per share for the six months ended June 30, 1997 would have been $9.4 million and $0.41, respectively.

(3) Prior to consummation of the Company's initial public offering in April 1994, the stockholders of the Company had elected for the Company to be treated as an S corporation. Accordingly, the income of the Company was included in the stockholders' own income for tax purposes, and the Company was subject to neither federal nor state income taxes, until the Company's election under Subchapter S was terminated on April 14, 1994. Prior to the Allied Merger, the stockholders of Allied Communications had also elected treatment under Subchapter S. Concurrent with the Allied Merger, on June 7, 1996, Allied Communications' election under Subchapter S was also terminated. Pro forma net income amounts assume that each of the Company and Allied Communications was subject to federal and state income taxes, and taxed at the rates then in effect, for all periods presented.

(4) Excluding the after-tax effect ($2.1 million) of one-time merger expenses incurred in connection with the Allied Merger.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: THE ABILITY TO HIRE AND RETAIN KEY PERSONNEL; SUCCESSFUL COMPLETION AND INTEGRATION OF FUTURE ACQUISITIONS; RELATIONSHIPS WITH AND DEPENDENCE ON THIRD-PARTY WIRELESS COMMUNICATIONS EQUIPMENT SUPPLIERS; UNCERTAINTIES RELATING TO ECONOMIC CONDITIONS IN MARKETS IN WHICH THE COMPANY OPERATES; UNCERTAINTIES RELATING TO GOVERNMENT AND REGULATORY POLICIES; UNCERTAINTIES RELATING TO CUSTOMER PLANS AND COMMITMENTS; DEPENDENCE ON THE WIRELESS COMMUNICATIONS INDUSTRY; PRICING AND AVAILABILITY OF WIRELESS COMMUNICATIONS EQUIPMENT MATERIALS AND INVENTORIES; RAPID TECHNOLOGICAL DEVELOPMENTS AND OBSOLESCENCE IN THE WIRELESS COMMUNICATIONS INDUSTRY; POTENTIAL PERFORMANCE ISSUES WITH SUPPLIERS AND CUSTOMERS; GOVERNMENTAL EXPORT AND IMPORT POLICIES; GLOBAL TRADE POLICIES; WORLDWIDE POLITICAL STABILITY AND ECONOMIC GROWTH; THE HIGHLY COMPETITIVE ENVIRONMENT IN WHICH THE COMPANY OPERATES; POTENTIAL ENTRY OF NEW, WELL-CAPITALIZED COMPETITORS INTO THE COMPANY'S MARKETS; CHANGES IN THE COMPANY'S CAPITAL STRUCTURE AND COST OF CAPITAL; AND UNCERTAINTIES INHERENT IN INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY FLUCTUATIONS. THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND" AND "PLAN" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THE STATEMENT WAS MADE. SEE "RISK FACTORS."


                                  RISK FACTORS

         Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this Prospectus in evaluating an investment in the Common Stock.

FUTURE OPERATING RESULTS

         For the year ended December 31, 1996 and the six months ended June 30, 1997, 88% and 89%, respectively, of the Company's net sales consisted of wireless handset sales, a segment of its business which operates on a high-volume, low-margin basis. In addition, the Company's operating expenses have increased significantly and can be expected to continue to increase significantly in connection with the Company's expansion activities, including the increasing provision of value-added logistics services. Accordingly, the Company's future profitability will depend upon corresponding increases in sales. The Company also believes that, as the number of wireless networks increases as a result of deregulation, increased competition and the emergence of new technologies, a growing industry emphasis on containing costs could further reduce the gross margins realized by the Company on sales of wireless handsets. Future events, including unanticipated expenses, increased price competition, unfavorable general economic conditions, product returns and recalls and uncollectible accounts receivable, could have an adverse effect on the Company's operating results. There can be no assurance that the Company's rate of sales growth will continue in the future or that the Company's future operations will continue to be profitable.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         Sales in markets outside of North America have accounted for an increasing portion of the Company's net sales. For the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, net sales in markets outside of North America represented approximately 36%, 51% and 69%, respectively, of the Company's total net sales. The global aspect of the Company's business subjects it to a number of additional risks, including increased credit risk, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, fluctuations in foreign currency exchange rates, shipping delays, failure or material interruption of wireless systems and services, and international political, regulatory and economic developments, all of which could have a material adverse effect on the Company. In addition to its facilities in the United States, the Company maintains operations centers and/or sales offices in numerous territories and countries, including Australia, China, Hong Kong, the Philippines, South Africa, Sweden, the United Arab Emirates and the United Kingdom. The Company is therefore subject to the risks associated with changes in the social, political, regulatory and economic conditions inherent in foreign operations, including changes in the laws and policies that govern foreign investment and international trade in territories and countries where the Company currently has operations, as well as, to a lesser extent, changes in United States laws and relations relating to foreign investment and trade. Any such social, political, regulatory or economic changes could expose the Company to, among other things, the risk of wireless product supply interruption or significant increases in wireless product prices. Accordingly, there can be no assurance that any such changes in financial, political, regulatory or economic conditions will not have a material adverse effect on the Company.

         In addition, a significant portion of the Company's sales outside the United States are denominated in foreign currencies. Accordingly, a decrease in the value of foreign currencies relative to the United States dollar could result in a significant decrease in United States dollar revenues received by the Company. Due to the number of currencies involved in the Company's international sales and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations on future operating results. On occasion, the Company enters into forward exchange, futures or options contracts as a means of hedging its currency translation exposure; however, the Company's management has had limited prior experience in engaging in such transactions. Moreover, there can be no assurance that any hedging will effectively limit the Company's exposure to a decline in operating results due to foreign currency translation adjustments.

RISKS RELATING TO OPERATIONS IN HONG KONG

         The Company maintains an operations center and sales office in Hong Kong, and, for the six months ended June 30, 1997, sales through the Company's Hong Kong operations represented approximately 33% of the Company's net sales. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the People's Republic of China ("China") and Hong Kong became a Special Administrative Region ("SAR") of China. As provided in the Sino-British Joint Declaration on the Question of Hong Kong and the Basic Law of the Hong Kong SAR of China (the "Basic Law"), the Hong Kong SAR will have a high degree of autonomy except in foreign affairs and defense. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial systems and economic autonomy for 50 years. There can be no assurance that there will not be an adverse change in existing political, economic or commercial conditions in Hong Kong or that any such change would not have a material adverse effect on the Company's results of Operations or financial condition. Furthermore, the Company cannot predict the effect that changes in the social, economic, regulatory and political conditions in China could have on its operations in Hong Kong. For instance, the Company's operations in Hong Kong could be affected if the "most-favored nation" status granted to China by the United States government for trade and tariff purposes was terminated. Such status is currently reviewed annually by the United States government, and the Company cannot predict whether China will continue to receive such status in the future. The loss by China of its "most-favored nation" status or other changes in social, economic, regulatory or political conditions in China could have a material adverse effect on the Company.

DEPENDENCE ON TREND TOWARD OUTSOURCING

         The Company's growth depends in large part on the growing trend among wireless equipment manufacturers, network operators and resellers to outsource some or all of their product management functions, such as marketing, programming, packaging, end-user fulfillment and returns management, to specialists such as the Company. Although the Company believes that increasing competition, deregulation and technological developments within the wireless communications industry will continue to support this trend, there can be no assurance that wireless equipment manufacturers and network operators will not elect to maintain such services internally. A significant change in this trend, or the onset of a trend in the wireless communications industry not to use, or to reduce the use of, outsourced value-added logistics services such as those provided by the Company, could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY SUPPLIERS

         The Company purchases all of the wireless handsets and accessories it sells from third-party wireless communications equipment manufacturers, dealers and network operators. For the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, the Company's three largest sources of wireless handsets and accessories, in the aggregate, accounted for approximately 38%, 51% and 65%, respectively, of the Company's product purchases. For the year ended December 31, 1995, the Company's three largest suppliers (Nokia, BellSouth Cellular Corp. and Ericsson) accounted for approximately 20%, 10% and 8%, respectively, of the Company's product purchases. For the year ended December 31, 1996, the Company's three largest suppliers (Nokia, Ericsson and Lucent Technologies Inc.) accounted for approximately 33%, 12% and 6%, respectively, of the Company's product purchases. For the six months ended June 30, 1997, the Company's three largest suppliers (Nokia, Ericsson and Siemens) accounted for approximately 37%, 18% and 10%, respectively, of the Company's product purchases. The Company is dependent on the ability of its suppliers to provide adequate inventories of currently popular brand name products on a timely basis and on favorable pricing terms. Other than with some of its primary suppliers, the Company does not typically maintain agreements with its suppliers. Moreover, as is typical in the industry, the agreements which the Company does maintain are generally non-exclusive, require the Company to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions. The Company generally purchases products pursuant to purchase orders placed from time to time in the ordinary course of business. Although the Company believes that its relationships with its suppliers are satisfactory, the loss of certain of the Company's principal suppliers or substantial price increases imposed by any such supplier, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company. There can be no assurance that suppliers will continue to offer competitive products to the Company, that the Company will be able to obtain products on favorable terms or that the Company will not be subject to the risk of price fluctuations and periodic delays. Failure or delay by principal suppliers in supplying competitive products to the Company on favorable terms would materially adversely affect the Company's operating margins and the Company's ability to obtain and deliver products on a timely and competitive basis or at all.

INTENSE INDUSTRY COMPETITION

         The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. In addition, the wireless communications equipment distribution industry has, in the past, been characterized by low barriers to entry. Although entry barriers are expected to rise as the market requirement shifts from pure distribution services to a mix of distribution services and value-added logistics services (due to the increased infrastructure costs, expanded human resource requirements and advanced management and information systems capabilities that the value-added logistics services segment of the business mandates), the Company competes and expects that it will continue to compete with numerous well-established distributors and manufacturers of wireless communications equipment, including the Company's suppliers, and wireless network operators, certain of which possess greater financial and other resources than the Company. Certain of these competitors may also market the same or similar products directly to the Company's customers and have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. As a provider of value-added logistics services, the Company also competes with other distributors and with logistics services companies. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current industry relationships and anticipate and respond to various competitive factors affecting the industry, including new or changing outsourcing requirements, new well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and discount pricing and promotion strategies by competitors. There can be no assurance that the Company will be able to continue to compete successfully, particularly as cellular markets mature and the Company seeks to enter into new markets and market new products.


ABILITY TO MANAGE AND SUSTAIN GROWTH; RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

         The Company has experienced rapid international growth recently through, among other things, a series of strategic acquisitions and anticipates that continued growth will be driven in large part by the Company's continuing ability to successfully acquire additional businesses or establish strategic alliances with companies which the Company believes are compatible with its business; secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms; continually turn its inventories and collect its accounts receivable; and successfully develop additional, and maintain its existing, key relationships with leading network operators and manufacturers and dealers of wireless handsets and accessories. The Company's success in sustaining growth will also be dependent upon its ability to hire and retain the additional qualified management, marketing and other personnel that will be needed to successfully manage continuing growth (including monitoring operations, controlling costs and maintaining effective management, inventory and credit controls). The Company's growth prospects could be adversely affected by a decline in the wireless communications industry generally or in one of its regional divisions in particular, either of which could result in reduction or deferral of expenditures by prospective customers. There can be no assurance that the Company will continue to be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance that the Company will be able to make additional acquisitions or that the Company will be able to successfully integrate into its operations any new businesses which it may acquire. Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company.

INVENTORY OBSOLESCENCE AND TECHNOLOGICAL CHANGE

         The markets for wireless communications equipment are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and customer requirements. The Company has made increased commitments of capital to purchase product inventories. Additional concentrations of capital in inventory increase the risk of loss from possible inventory obsolescence. There can be no assurance that competitors or manufacturers of wireless equipment will not market products which have perceived or actual advantages over the Company's products or which render them obsolete or less marketable. In addition, the use of emerging wireless communications technologies, including wireless local loop and satellite-based communications systems, may reduce demand for existing cellular and PCS products. The Company also expects that companies which have developed or are developing new technologies or products in related market segments will commercialize technologies which compete with existing cellular and PCS technology. Certain of such technologies, upon widespread commercial introduction, will materially change the types of products sold by the Company and its suppliers and result in significant price competition. There can be no assurance that the Company's existing customers or consumers will be willing, for financial or other reasons, to purchase new equipment necessary to utilize these new technologies or that product obsolescence will not result in significantly increased inventories of unsold products. Moreover, complex hardware and software contained in new wireless handsets could contain defects which become apparent subsequent to widespread commercial use, resulting in product recalls and returns.

RISKS RELATING TO STRATEGIC RELATIONSHIPS AND STRATEGIC FINANCING

         As part of its expansion strategy, the Company has entered into, and intends to continue to enter into, strategic relationships and joint ventures with wireless equipment manufacturers, network operators and other providers of wireless communications logistics services. In connection with such strategic relationships, the Company may enter into distribution and/or value-added logistics services agreements with, and provide equity or debt financing to, its strategic partners. The Company's ability to achieve profitability through such strategic relationships will be dependent in part upon its strategic partners' economic viability, success and motivation, and the amount of time and resources they devote to such alliances. There can be no assurance that the Company will receive any business from future alliances, that any business received will be significant or at the level anticipated, or that profits, if any, received as a result of future alliances will offset any possible losses on investments made or financing extended by the Company to enter into its strategic relationships. A loan to, or an investment in, a strategic partner will be subject to many of the same risks to which the strategic partner is subject in seeking to operate and grow its businesses, and there can be no assurance that the Company will be repaid or achieve an acceptable return on its investment within an acceptable period, if at all. In December 1996, the Company entered into a distribution agreement with Pocket Communications, Inc. ("Pocket"), a PCS network operator, pursuant to which the Company was to distribute custom wireless handsets provided by Pocket. Simultaneous with its execution of such agreement, the Company purchased $5 million in convertible debentures of Pocket. In March 1997, Pocket filed for protection under Chapter 11 of the United States Bankruptcy Code. Accordingly, the Company recorded $5 million of unrealized losses in connection with its investment in Pocket during the quarter ended March 31, 1997. A decline in the financial prospects of strategic partners could have a material adverse effect on the Company.

SIGNIFICANT OUTSTANDING INDEBTEDNESS; LOAN COVENANTS AND SECURITY INTERESTS

         As of June 30, 1997, the Company had approximately $97.5 million in outstanding borrowings and an aggregate of $15.6 million in letters of credit outstanding under its senior secured revolving line of credit facility with The First National Bank of Chicago and Bank One, Indiana, N.A., as co-agents for a group of banks (collectively, the "Banks"), which facility provides availability to the Company and its subsidiaries of up to $200 million of credit in the aggregate. All of the Company's assets located in the United States and 65% of the capital stock of the Company's foreign subsidiaries are pledged to the Banks as collateral, and the Company is substantially prohibited from incurring additional indebtedness, either of which terms could, under certain circumstances, limit the Company's ability to implement its expansion plans. In addition to certain net worth and other financial covenants, the Company's loan agreement with the Banks limits or prohibits the Company, subject to certain exceptions, from declaring or paying cash dividends, making capital distributions or other payments to stockholders, merging or consolidating with another corporation or selling all or substantially all of its assets. In the event of a violation by the Company of any of its loan covenants or other default by the Company on its obligations, the Company's indebtedness could become immediately due and payable and the Banks could foreclose on the Company's assets. Although the Company intends to use the proceeds of the Offerings received by it to repay a portion of its outstanding borrowings, the Company expects to utilize the resulting increased borrowing availability under its line of credit to fund its operations. There can be no assurance that the Company will be able to comply with the terms of its loan agreement with the Banks.

ACCOUNTS RECEIVABLE, COLLECTION AND CREDIT RISKS; SALES CONCENTRATION

         The Company's accounts receivable, less allowance for doubtful accounts, at December 31, 1996 and June 30. 1997 was approximately $113 million and $119 million, respectively. At June 30, 1997, accounts receivable from Success World Limited, an exporter in Hong Kong, was approximately $12.5 million and, during the six months ended June 30, 1997, product sales to Success World Limited accounted for approximately 12% of the Company's net sales. No other customer accounted for more than 5% of the Company's net sales during the six months ended June 30, 1997. At June 30, 1997, the Company's allowance for doubtful accounts was approximately $2 million, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on the Company's liquidity and working capital position. For the year ended December 31, 1996 and the six months ended June 30, 1997, approximately 55% and 52%, respectively, of the Company's net sales were made on open account terms. In connection with the Company's continued expansion, the Company intends to offer open account terms to additional customers, which will subject the Company to increased credit risk, particularly in the event that any such receivables represent sales to a limited number of customers or are concentrated in particular geographic markets, and could require the Company to continually increase its allowance for doubtful accounts.

POSSIBLE FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY

         The Company's operating results are influenced by a number of seasonal factors in the different countries and markets in which it operates. Such results may vary from period to period as a result of purchasing patterns of customers in different markets, the timing of introduction of new products by the Company's suppliers and competitors, variations in sales by distribution channels, product availability and pricing and other seasonal factors such as those associated with consumer electronics and retail sales which tend to result in increased volume in the latter part of the calendar year. While the overall growth of the Company's business has reduced the impact of such factors on the Company's operating results, seasonality contributes to the increase in the Company's sales in the fourth quarter of its fiscal years. Unanticipated events, including delays in securing adequate inventories of competitive products at the time of peak sales, or significant decreases in sales during such periods, could have a material adverse effect on the Company. There can be no assurance that the foregoing factors will not result in significant fluctuations in operating results in the future.

DEPENDENCE ON KEY PERSONNEL

         The success of the Company depends in large part on the abilities and continued services of its executive officers and other key employees. Although the Company has entered into employment agreements with several of such officers and employees, there can be no assurance that the Company will be able to retain their services. The loss of executive officers or other key personnel could have a material adverse effect on the Company. The Company also has non-compete agreements with its executive officers and certain of its existing key personnel; however, courts are at times reluctant to enforce such agreements. In addition, in order to support its continued growth, the Company will be required to effectively recruit, develop and retain additional qualified management. The inability of the Company to attract and retain such necessary personnel could also have a material adverse effect on the Company.

UNCERTAINTY OF PROTECTION OF PROPRIETARY SOFTWARE

         The Company's success is substantially dependent upon its proprietary software applications relating to its information systems. The Company does not currently hold any patents relating to its software and relies on trade secret and copyright laws to protect its proprietary software. In addition, the Company regularly enters into non-disclosure agreements with its key employees and limits access to and distribution of its trade secrets and other proprietary information. There can be no assurance that these measures will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology, thereby eliminating one of the Company's perceived competitive advantages. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Finally, although the Company believes that its proprietary software has been developed independently and does not infringe upon the proprietary rights of others, there can be no assurance that the software does not and will not so infringe or that third parties will not assert infringement claims against the Company in the future.

RELIANCE ON TECHNOLOGY; RISK OF BUSINESS INTERRUPTION

         The Company has invested significantly in sophisticated and specialized information systems technology and has focused on the application of this technology to provide customized distribution and value-added logistics services to wireless communications equipment manufacturers and network operators. The Company anticipates that it will be necessary to continue to develop new logistics services and enhance its information systems in order to maintain its competitiveness. In addition, the Company's sales and marketing efforts (a large part of which are telemarketing based) are highly dependent on its computer and telephone equipment, and the temporary or permanent loss of such equipment or systems through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, could have a material adverse effect on the Company. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur in any such event.

DEPENDENCE ON LABOR FORCE

         The Company's distribution and value-added logistics services are labor intensive and the Company experiences high personnel turnover. A significant number of the Company's employees are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. Growth in the Company's business, together with seasonal increases in net sales, require the Company to recruit and train personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a significant labor force of qualified employees when needed, or at all. In addition, a significant portion of the Company's costs consist of wages to hourly workers. An increase in hourly wages, costs of employee benefits, employment taxes or commission rates could have a material adverse effect on the Company.

POTENTIAL VOLATILITY OF PRICE OF THE COMMON STOCK

         The market price of the Common Stock has risen substantially and, from time to time, experienced significant fluctuations since the Company's initial public offering in April 1994. The Common Stock is quoted on the Nasdaq National Market, which market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new services or technologies by the Company, its competitors or its suppliers, changes in other conditions or trends in the wireless communications industry, changes in governmental regulation, changes in securities analysts' estimates for the Company's, or its competitors' or industry's, future performance or general market conditions. General market price declines or market volatility in the future, or future declines or volatility in the prices of stocks for companies in the wireless communications industry or the distribution or value-added logistics services sectors of the wireless communications industry, could also affect the market price of the Common Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STOCKHOLDERS RIGHTS PLAN PROVISIONS

         The Company's Certificate of Incorporation, as amended, authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In addition, the Company's Amended and Restated By-laws divide the Board of Directors into three classes serving staggered three-year terms. The Company also has a Stockholders Rights Plan that may make certain proposed acquisitions of the Company prohibitively expensive. These charter and by-law provisions and the Stockholders Rights Plan could make it more difficult for a stockholder to effect certain transactions and make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. As a result, such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.

POSSIBLE MEDICAL RISKS ASSOCIATED WITH WIRELESS HANDSETS

         Recent lawsuits have been filed against manufacturers of wireless handsets alleging possible medical risks, including brain cancer, associated with electromagnetic fields emitted by wireless hand-held cellular telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. The Company recognizes, however, that the perception that health risks may exist could adversely affect the Company's ability to market wireless handsets. Inasmuch as substantially all of the Company's revenues are derived, either directly or indirectly, from sales of wireless handsets, future studies finding possible health risks associated with the use of such products could have a material adverse effect on the wireless communications industry and the Company. As a distributor of wireless handsets, the Company may be subject to lawsuits filed by plaintiffs alleging health risks. A successful claim against the Company could have a material adverse effect on the Company.

SHARES ELIGIBLE FOR FUTURE SALE

         As of August 31, 1997, the Company had stock options and warrants outstanding for the purchase of an aggregate of 2,821,410 shares of Common Stock, of which options and warrants outstanding for the purchase of an aggregate of 414,529 shares of Common Stock were immediately exercisable, and had registered an aggregate of 1,209,922 shares of Common Stock underlying outstanding options and warrants, and options available for future grant under the Company's Stock Option Plans, under the Securities Act of 1933, as amended (the "Securities Act"). A stockholder, who is also an executive officer, of the Company may require the Company to file a registration statement relating to 375,000 shares of Common Stock owned by such stockholder and to take such reasonable steps necessary to cause the registration statement to be declared effective. Such stockholder has agreed that he will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of 187,500 of such shares until December 5, 1997; provided, however, that if, subsequent to exercise of the demand registration right by the stockholder, the registration statement relating to the stockholder's 375,000 shares of Common Stock is not declared effective by five days prior to the public announcement of the Company's financial results for the three months ended September 30, 1997, he may, subject to applicable securities laws, sell up to 187,500 shares of Common Stock commencing the day following the public announcement of the Company's financial results for the three months ended September 30, 1997. No prediction can be made as to the effect, if any, that future sales of shares or the registration and/or availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nonetheless, sales of substantial amounts of Common Stock upon the exercise of stock options or warrants or otherwise, or the perception that such sales might occur, could adversely affect prevailing market prices of the Common Stock.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common
Stock by the Selling Stockholders.  In the event that the shares of Common
Stock offered hereby are issued pursuant to the terms of the Plan Options, of which there can be no assurance, the Company would realize up to approximately $17,200,000 in net proceeds. The net proceeds of such issuances will be used by the Company for working capital and general corporate purposes. The Company has agreed to pay certain expenses in connection with this offering, which are not expected to be significant.


                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         An aggregate of up to 1,315,625 shares issuable upon exercise of the Plan Options may be sold pursuant to this Prospectus by the Selling Stockholders. The Plan Options were granted by the Company to the Selling Stockholders in October 1996 and January 1997. Of such Plan Options, 1,218,750 options are exercisable at various times until October 4, 2001 at a price of $12.46 per share, 50,000 options are exercisable at any time until January 14, 2002 at a price of $22.40 per share and 46,875 options are exercisable until January 20, 2002 at a price of $19.40 per share. Except as described below, none of the Selling Stockholders has ever held any position or office with the Company or had any other material relationship with the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Selling Stockholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock prior to December 5, 1997 without the written consent of Merrill Lynch & Co.

         The following table sets forth certain information with respect to the Selling Stockholders:



                                                                                                                 Percentage of
                                   Beneficial Ownership of Shares                                                Shares Owned
                                   of Common Stock                  Shares to be Sold    Shares Owned After      After the
 Selling Stockholder               Prior to Sale(1)                 in the Offering      the Offering(1)(2)      Offering
 -------------------               ----------------                 ---------------      ------------------      -------------
 Robert J. Laikin(3)               875,469 (4)                      375,000              500,469                 1.9%

 J. Mark Howell(5)                 453,125 (6)                      375,000               78,125                   *

 T. Scott Housefield(7)            433,594                          375,000               58,594                   *

 Phillip A. Bounsall(8)             93,750                           93,750                 --                    --

 Steven E. Fivel(9)                 46,875                           46,875                 --                    --

 Dana Marlin(10)                   440,625(11)                       50,000              390,625                  1.5%

______________________

 *       Less than 1%.

(1)      Assumes all of the Plan Options are exercised.

(2)      Assumes all of the shares offered hereby are sold by the Selling
         Stockholders.

(3) Mr. Laikin is Chairman of the Board and Chief Executive Officer of the Company.

(4) Includes (i) 849,426 shares owned by Mr. Laikin and (ii) 26,043 shares underlying options exercisable as of the date hereof. Does not include options to purchase 39,063 shares.

(5) Mr. Howell is President, Chief Operating Officer and a director of the Company.

(6) Includes (i) 375,000 shares owned by Mr. Howell and (ii) 78,125 shares underlying options exercisable as of the date hereof. Does not include options to purchase 39,063 shares.

(7) Mr. Housefield is Executive Vice President and a director of the Company.

(8) Mr. Bounsall is an Executive Vice President and the Chief Financial Officer of the Company.

(9) Mr. Fivel is an Executive Vice President and the General Counsel of the Company.

(10)     Mr. Marlin is an Executive Vice President of the Company.

(11) Includes (i) 425,000 shares owned by Mr. Marlin and (ii) 15,625 shares underlying options exercisable as of the date hereof. Does not include options to purchase 6,550 shares.

         The Common Stock issuable to the Selling Stockholders upon exercise of the Plan Options will be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such broker or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

                                INDEMNIFICATION

         Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b) (7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

         Article Ninth of the Company's Certificate of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         Article Tenth of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty as a director, provided that such provision does not eliminate or limit the liability of a director (i) for breaches of fiduciary duty of loyalty to the Company or its stockholders' (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing-violation of law; (iii) under
Section 174 of the General Corporation of Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

         Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

         Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Tenzer Greenblatt LLP, New York, New York. A partner of Tenzer Greenblatt LLP holds options to purchase 9,375 shares of Common Stock at an exercise price of $19.40 per share.


                                    EXPERTS

         The Consolidated Financial Statements and schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus and Registration Statement (as defined herein), have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein, which, as to the years 1995 and 1994, is based in part on the reports of Coopers & Lybrand L.L.P., independent auditors. The financial statements and schedule referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.

================================================================================

              NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY AND SECURITY OTHER THAN THE
     1,315,625 SHARES OF UNITS OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY BY ANY PERSON IN
     ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
     ______________________


                               TABLE OF CONTENTS
                                                            PAGE
                                                            ----
     AVAILABLE INFORMATION . . . . . . . . . . . . . . . .   2
     INFORMATION INCORPORATED BY REFERENCE . . . . . . . .   2
     PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . .   4
     RISK FACTORS  . . . . . . . . . . . . . . . . . . . .   9
     USE OF PROCEEDS . . . . . . . . . . . . . . . . . . .   18
     SELLING STOCKHOLDERS AND PLAN OF
       DISTRIBUTION  . . . . . . . . . . . . . . . . . . .   18
     INDEMNIFICATION . . . . . . . . . . . . . . . . . . .   21
     LEGAL MATTERS . . . . . . . . . . . . . . . . . . . .   22
     EXPERTS . . . . . . . . . . . . . . . . . . . . . . .   22




                       1,315,625 SHARES OF COMMON STOCK
                               _________________
                               BRIGHTPOINT, INC.
                               _________________

                                   PROSPECTUS


                              September 30, 1997

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the day of September 30, 1997.

                                BRIGHTPOINT, INC.

                                By:/s/ Robert J. Laikin
                                   -------------------------
                                   Robert J. Laikin,
                                   Chairman of the Board
                                   and Chief Executive
                                   Officer

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Laikin and J. Mark Howell, jointly and severally, as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or agent or substitute lawfully does or causes to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated:

         Signature                                   Title                                           Date
         ---------                                   -----                                           ----
/s/ Robert J. Laikin                        Director, Chairman                                September 30, 1997
-------------------------                     of the Board and Chief
Robert J. Laikin                              Executive Officer
                                              (Principal Executive
                                              Officer)

/s/ J. Mark Howell                          Director, President and                           September 30, 1997
-----------------------                       Chief Operating Officer
J. Mark Howell

/s/ Phillip A. Bounsall                     Executive Vice President,                         September 30, 1997
-----------------------                       Chief Financial Officer
Phillip A. Bounsall                           (Principal Financial
                                              Officer)

/s/ T. Scott Housefield                     Director, Executive Vice                          September 30, 1997
-----------------------                       President
T. Scott Housefield

/s/ John P. Delaney                         Vice President, Corporate                         September 30, 1997
-----------------------                       Controller (Principal
John P. Delaney                               Accounting Officer)

         Signature                                   Title                                           Date
         ---------                                   -----                                           ----
/s/ John W. Adams                           Director                                          September 30, 1997
-----------------------
John W. Adams

/s/ Robert F. Wagner                        Director                                          September 30, 1997
-----------------------
Robert F. Wagner

/s/ Stephen H. Simon                        Director                                          September 30, 1997
-----------------------
Stephen H. Simon

                                            Director                                          September   , 1997
-----------------------
Rollin M. Dick

                                            Director                                          September   , 1997
-----------------------
Steven B. Sands

                                       INDEX TO EXHIBITS

Exhibit No.                        Description
-----------                        -----------

     4.1                  Common Stock Certificate (1)

     5                    Opinion of Tenzer Greenblatt LLP

    10.1                  1996 Stock Option Plan (2)

    23.1                  Consent of Ernst & Young LLP

    23.2                  Consent of Coopers & Lybrand L.L.P.

    23.3                  Consent of Tenzer Greenblatt LLP (included in Exhibit
                          5)

    24.1 Powers of Attorney (included on Signature Page of this Registration Statement)


----------
(1) Filed as an exhibit to the registrant's registration statement on Form S-1 (33-75148) and incorporated by reference thereto.

(2) Filed as an exhibit to the registrant's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1996 and incorporated by reference thereto.